Filed by ViroLogic, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: ACLARA BioSciences, Inc.

Commission File No. 333-116981

In connection with a proposed merger with ACLARA BioSciences, Inc., ViroLogic, Inc. (“ViroLogic”) filed a registration statement on Form S-4 (File No. 333-116981) with the Securities and Exchange Commission on June 30, 2004, as amended on August 25, 2004, September 23, 2004 and September 28, 2004. The registration statement includes a joint proxy statement of ACLARA BioSciences, Inc. (“ACLARA”) and ViroLogic for a meeting of ACLARA’s stockholders to consider and vote upon the proposed merger and for a meeting of ViroLogic’s stockholders to consider and vote upon the issuance of shares of ViroLogic in the proposed merger and an amendment to ViroLogic’s certificate of incorporation. The registration statement also serves as a prospectus of ViroLogic with respect to the shares and contingent value rights of ViroLogic to be distributed to stockholders of ACLARA pursuant to the merger.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY VIROLOGIC AND ACLARA, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VIROLOGIC, ACLARA, THE MERGER AND RELATED MATTERS.

Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by the companies at the SEC’s web site at http://www.sec.gov.

In addition to the joint proxy statement/prospectus, both ViroLogic and ACLARA file annual, quarterly and special reports, proxy statements, registration statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by ViroLogic or ACLARA at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. ViroLogic’s and ACLARA’s filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

ViroLogic, ACLARA and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of ViroLogic and ACLARA with respect to the transactions contemplated by the merger agreement. A description of any interests that ViroLogic’s or ACLARA’s directors and executive officers have in the proposed merger are available in the joint proxy statement/prospectus. Information regarding ViroLogic’s officers and directors is included in ViroLogic’s 10-K/A filed with the Securities and Exchange Commission on April 23, 2004. Information regarding ACLARA’s officers and directors is included in ACLARA’s 10-K/A filed with the Securities and Exchange Commission on April 29, 2004.

On September 30, 2004, ViroLogic conducted an investment community conference call that was simultaneously webcast. Attached is the transcript from the conference call:

FINAL TRANSCRIPT

Conference Call Transcript

VLGC—ViroLogic, Inc. at UBS Global Life Sciences Conference

Event Date/Time: Sep. 30. 2004 / 11:00AM ET

Event Duration: N/A

CORPORATE PARTICIPANTS

Stanley Ku

UBS Investment Bank—Analyst

Bill Young

ViroLogic—Chairman and CEO

PRESENTATION

Stanley Ku - UBS Investment Bank—Analyst

Good morning, ladies and gentlemen. My name is Stanley Ku (ph). I’m from UBS Investment Bank. It’s my pleasure today to introduce to you our next speaker, Mr. Bill Young, Chairman and Chief Executive Officer of ViroLogic.

Mr. Young, please.

Bill Young - ViroLogic—Chairman and CEO

Thank you and good morning, everyone. Some of you may know, and I’ll talk about this a lot in the talk, that ViroLogic and Aclara BioSciences are actually merging, and for some of you who may want to get then the prospectuses, it was just mailed out—actually, cleared and mailed out yesterday. So the shareholder vote will be October 27th, and there are some copies down there if you want to pick them up, maybe want to look at it online.

So, a very exciting time for us because we’ve got everything now moving toward getting the merger executed.

ViroLogic is a company that some of you may know and some may be new to, but the company was started in ‘95, went public in 2000, but basically its mission was to provide technologies for the treatment of viral disease for physicians to make choices about what drugs patients should receive, and has a proprietary technology around that whole idea. So it’s an early company in what now is more fashionably called individualized medicine. And I think that part of my rationale for going there about five years ago was that it would be a model for many diseases to come, where these technologies and others like them would be useful.

So, from a very early stage—I’m going to try to advance the slide now. There we go—safe harbor statements. The company had in its mission the idea of not only working in viral disease, but also taking its knowledge and abilities to other diseases, such as oncology, when the time was right.

Now, ViroLogic is a leader in individualized medicine. It’s a market leader in HIV drug resistance, and part of the business is also to provide our technologies to drug development companies. And I’ll show you a little bit later some of the activities going on now in HIV drug development. You would think with 19 approved drugs, that would be plenty, but there’s a lot of new drug development activity going on.

We’ve provided testing for all the drugs that have gotten FDA approval in the last five years, and working with about 50 companies who are engaged in HIV drug development. In Aclara, we find a company who has a novel technology called eTag, which has great potential in diseases such as oncology and potentially other ones, and we’re going to apply a proven business model in developing products from that technology, and that’s the rationale for the merger.

Now, in personalized medicine or individualized medicine, there are a number of stakeholders, and I think that if you go to ASCO or you pick up the paper, there are articles every week about the need for these technologies. I think most of the stakeholders are going to benefit as these technologies come to the fore.

Critically ill patients will benefit because they’re going to be treated with the right drugs. We’ll be able to identify the correct drugs to use. Physicians will benefit because there’ll be less guesswork involved in designing treatment regimens for patients. Pharmaceutical companies are going to benefit because there’s going to be likely faster and broader acceptance of their drugs and more certain clinical trial outcomes if you can pick patients ahead of time who are more likely to respond. And payers are going to benefit, because they’re going to be paying for effective medicines, not having to treat a broad population to get an effect in a smaller number.

So all of those, I think, benefit all the healthcare stakeholders out there. ViroLogic has a proven product-development capability. We’re a revenue-generating company. I’ll talk a little bit about some of the products that we use. We have a CLIA reference laboratory in South San Francisco, where there are about 40,000 resistance tests done a year, in both parts of the business.

We have, obviously, expertise in the quality and operation functions that you need to put together in order to do that. We have a sales and marketing organization that calls on and sells directly to HIV physicians. And this is unlike, I think, what happens in most diagnostic companies. We really take our story and the technology and how to use it directly to the physicians, who are our customers.

We have about 25 people in the field, concentrated mostly in the major HIV population centers, in New York and Florida and California, and they’re a very professional, scientifically oriented group to help market our products. And then what has been very important to us is our scientific credibility, the ability to collaborate with the HIV community, both the drug companies and individual investigators, and we do an awful lot of that—several hundred presentations, publications, et cetera, since the company started in the mid ‘90s.

We have established relationships with drug companies, and I’ll show you a list of those in a bit, and I think those relationships are very, very good and very close, and we’ll be able to leverage that for the oncology market, because many of the same companies have oncology programs as well. And we’ve worked very hard for five years to establish reimbursement for our products, which we’ve largely completed now.

Now, just to quickly review products that ViroLogic currently markets, we have a proprietary technology called PhenoSense, which is a direct measure of the patient’s virus against drug activity. That sells for about $1,000. There’s genotyping technology that we also offer, for about $500. There’s the combination of those two, putting genotype and phenotype together, and then providing an explanation to physicians when the information disagrees, which it can, and that sells for about $1,200.

So we have very high-priced, relative to diagnostic products, and we’ve been able to get reimbursement for those based on their value to the physician customer.

Now, we also have something that we offer called Replication Capacity, and that is a product that’s gaining favor in the use of physicians to treat HIV. The way to think about it is that as the virus accumulates mutations that give rise to drug resistance, in some cases, it loses its ability to replicate, and it’s been shown now in five or six smaller clinical studies that the lower the fitness or replication capacity, the less rapidly you progress to AIDS, and vice versa.

And so we actually did receive a grant from NIH this year of $1.5 million to study further this relationship in much larger patient groups, and that’s a future product for us, and future revenue source, assuming that the data comes out as we think it will.

This is a graph that depicts where we like to operate as ViroLogic in the antiviral business. The X-axis would be time, so from the early days of the epidemic through the current time. The Y-axis you can think about as complexity or value added. And the colored circles on the right-hand side is where ViroLogic products tend to be. The phenotype in combination product I talked about, Replication Capacity I talked about.

And then two others that are quite interesting, part of the excitement of new drugs for HIV revolve around targets that inhibit the virus’s entry into the cell, so-called fusion or entry inhibitors. And one of the first of those was Roche’s FUZEON, which was approved last year. ViroLogic did all of the relevant testing for that product, and we have a number of others that are in the pipeline that we’re working with companies on.

The commercial use of that product is more likely next year, when there’s enough use of entry inhibitors to have a product available for physicians.

And then lastly, tropism is yet another concept in the treatment of HIV. So a number of companies are developing co-receptor inhibitor drugs. HIV uses a couple different co-receptors to enter the cell, and some of the largest pharmaceutical companies out there have inhibitors for those co-receptors. And the wrinkle here is that you need to tell which co-receptor the patient’s virus is using before you treat them with the drug that inhibits one or the other.

And so we’ll see how the science comes out, but certainly there’ll be heavy use of this in the clinical programs, and already are. And then the question will be, is this an asset that will be required to go along with use of the drug when the drug’s on the market? And several drugs are either in or entering phase III.

So those are products that we’re interested in and are working on. We really have two revenue streams in the current model at ViroLogic, and when we merge with Aclara, it will be very similar to this. About two-thirds of the revenue come from individual patients who are being tested for drug resistance. The sample comes to ViroLogic, we provide the data back to the physician. About a third come from all of our work with the drug companies. And that includes all of the commercial products that we have, plus many new ones that aren’t yet available commercially.

Revenue growth looks something like this over the course of our first products, which came out toward the end of ‘99, about $33-plus million last year and about $18 million in the first half of this year. The blue is the patient-testing component of our revenue and the green is the drug development component where we work with some 50 companies. And then we have some sponsored research, so that’s what makes up our revenue.

And here is what the pipeline currently looks like for HIV drugs. So, 19 already approved, 60 or so in development at our last count. About half of those in preclinical development, many in phase I/II, and a number entering phase III. So one way to think about this is our revenue tends to be driven higher as the drugs enter larger patient numbers in phase II and III. But we’re very active with virtually all of the companies working in this field.

Now, getting into the logic of the merger, the idea is to take the existing infrastructure of ViroLogic, where we have about 200 people in a lot of downstream activities, capitalize on that knowledge and capitalize on Aclara’s eTag technology, which I’ll describe in a minute, and then develop new products in oncology, much as we’ve done in HIV for both drug companies’ use and also for patient testing.

Now, the cancer market is quite large and growing, about 1 million in solid tumor patients and about three-quarters of those in the major tumor subtypes. What makes this possible now, and if I had been up here five years ago, it wouldn’t have, is the advent of targeted drugs. So now five targeted drugs approved. More will be approved probably later this year. And they have a couple features they share. They work very well on a small—not small, but a segment of the patient population, and they’re very expensive.

So, the question is, what are the technologies that are going to help guide physicians and drug companies in terms of what the right patients are to treat? Also, it’s evolving in a way that I think is similar to HIV therapy—that is, the use of multiple-drug combinations. Many of these drugs will probably be used in combination over time, variable individual patient responses and a very complex disease. So there definitely is a need for these technologies.

And as I said earlier, you can’t pick up the paper without thinking about the pairing of diagnostics to drugs and how that’s all going to play out. Here are some recent articles from some names that I’m sure you’ll recognize. ASCO in New Orleans, had a lot of discussion about this issue. Mark McClellan at CMS has come out and talked a lot about this issue. So there is a lot of interest, concern and a need for guidance for better ability to pick the right patients to treat.

And here again, in a little more graphical form, is the challenge for these targeted drugs. They do work very, very well in 10% to 20% of the patients, but we don’t know which 10% or 20%, so do you treat them all and then subject the ones where there’s no efficacy to additional cost and toxicity, and really what’s probably more important, loss of opportunity, or do you try to find technologies that can pick the right targets for these drugs?

Here’s a kind of case study from Herceptin, which was approved in ‘98, I believe, and was one of the first examples of a targeted drug that actually had a diagnostic paired with that. The pivotal trials were about 500 patients. They had about a 50% response rate, and this is by using an immunohistic chemistry test, which is clearly a crude test for protein quantity to look at women who overexpressed the receptor that was the target for Herceptin—picked those patients, treated those patients. Still only got a 50% response rate, but were able to get an expedited approval for the drug and show efficacy, and of course the drug’s now been on the market for quite a while.

The panel on the right just shows what would happen if you didn’t have that test, so you’d have to treat many more patients. You’d have a 10% response rate, most likely, if you just calculated it that way, and you might never get approval for the drug. You might have to follow them for a long time to really see it.

So you can enrich the patient population very significantly with technologies that are designed to pick the right patients, and that’s the principle here. So Herceptin, use the simple protein test to enrich from 10% to 50%. Biology is complicated in oncology, and we’re going to, I’m sure, be learning a lot as we go along. But a test that’s going to work in this area I believe requires the ability to detect protein complexes and understand those, such as dimers, signaling proteins, et cetera, which the eTag technology does very well, and be able to relate those processes to clinical outcomes. And this, I think, will be the unique capability of eTag as its developed.

So the advantages of technology from Aclara are as follows. First, it’ll work with what is probably 90% of all the tumor samples out there, formalin-fixed, paraffin-embedded tissue. These are the blocks, when you get a biopsy, that the tumor is stored in. And any technology, and really to access the most of the market, is going to need to work with the standard way tumors are stored and handled. And eTag technology does that.

It has to have the ability to identify simple protein markers that are indicators of disease to identify protein complexes that often are indicative of the pathway turning on in a given tumor cell. It needs to be scalable in commercial labs and runnable by the large market out there dealing with oncology specimens. And the technology, once it’s set up, is fairly straightforward to run, and there are about 10,000 capillary electrophoresis machines out there in the country where the asset could actually be run.

It’s quantitative, and that’s a requirement. Part of the drawback of things like the test used for Herceptin is it’s qualitative. You judge based on staining whether you have the right quantity of protein. And in a test that you really are going to use this way needs to be quantitative in order to be able to relate it numerically to clinical outcomes—and be able to look at functional pathways, not just based on vague relationships.

And if you take the eTag technology and look at some of the other technologies that are out there, and these are potential, because we have to prove all this, eTag stacks up very, very well in comparison to a number of the other technologies, gene expression, outside that are being looked at for the purposes of individualized medicine.

Now, the assays exist at Aclara and the materials exist for the early products that we would hope to launch. And the stage we’re in now is to develop the appropriate clinical data to say the assay measures and then relates to outcome as it should. And so here’s just a snapshot of some early data, and of course many more studies are in process now that give you an indication of how this assay might work.

These were a small pilot study on Herceptin, 13 breast tumor samples that actually were, by the Herceptin assay, three-plus overexpressive. So these were, by today’s standards, be considered candidates for the drug. And using the eTag technology, we were able—and this was all done without Aclara knowing what the results were for the patients, so it was all done blinded.

ETag correctly predicted response for all patients, identified all the nonresponders, which were four out of four of the 13-patient study and identified all the responders, nine out of nine, so 100%, and did a very nice job. Now, the next stage is to take this same experiment and do 100 patients, 150 patients, and make sure that it bears out in larger studies, and that work is actually ongoing.

The only purpose of this slide [is to show] our thinking about the complexities of cancer is this is a pathway map. The line at the top is the surface of the cell, and what you see there are various receptor families, which are often targets of drugs. And then in black, the numbers are many of the various drugs that are in development that all have very specific targets in the pathway of oncology or cancer cells.

And so eTag is typically, in principle, able to look at all of these signaling pathways and help determine which patients are best candidates for the drug. So the market opportunity here, probably early on for us, certainly would be a test panel in the EGF receptor family, which covers four of the six targeted drugs that are either on the market or should be on the market this year. And that leads to a very nice market for us.

There are also, in principle, and this work is also going on at an earlier stage at Aclara, taking the assay to things like the VEGF receptor family, where Avastin, the anti-VEGF compound from Genentech acts, and looking at the same kind of thing in pathways for other drugs. And those are also additional opportunities.

And then we intend to, using a similar model to what we use in HIV, work with drug companies on specific assays for specific drugs in development, which is yet another opportunity. And as those drugs reach the market, the intent would be to have in the label of the drug the use of the assay to pick patients.

And here’s a quick look at the number of targeted drugs that are currently in development. There are about 100 clinical trials going on in those drugs, a very active area. Again, the first product is likely to be in the EGF receptor family assay. And there are future products to come. And if you take the two models for revenue and you put them together, you get a model for revenues from viral disease, looking at individual patients, for oncology, looking at individual patients and also pharma collaborations for both businesses.

The financial profile of the combined company will be very nice. We’ll have about $75 million in cash after we pay the integration costs and fees. We’ll have a combined revenue of something in the $40 million annual rate, and we’ll be able to take, I think, a lot of the synergies that we get in order to move them into drug development for both the eTag and new HIV programs, and deploy those resources appropriately.

And just a couple of last slides on partners. We have—both ViroLogic and Aclara have many of the same partners and potential partners. These are just a snapshot of the 50 companies that I referred to that we work with already. Many have expressed a lot of confidence in the deal. In terms of management, there’s three employees coming, executives, coming from Aclara. Alf Merriweather will be CFO, Sharat Singh, who is the inventor of the technology will come over with his technical team to continue the work that he’s done there, and Mike Dunn, the Chief Business Officer, will continue as Head of Business Development for the combined company.

So we’ll have a very strong management team. You can see on this slide the experiences of many of the management, both from Aclara and ViroLogic, that will be combined.

And then just the deal itself, which you can read in more detail later. It’s 1.7 shares of ViroLogic stock for each share of Aclara, plus a contingent value right (CVR), which will pay zero to 50 cents, depending on the stock price of the combined company a year after the deal closes. So if there’s value in the company’s stock and we do very well, the CVRs don’t pay and you get the value that way, but there’s protection for Aclara shareholders in the case that that doesn’t happen. But this will be plenty of cash to do what we need to do over the next several years.

We have a stockholder vote set for October 27th, as I mentioned at the beginning, and we’ll have about 115 million shares, post-merger. And just in final summation, so what we’ve created is a real compelling, exciting combination for all of us, and this is taking ViroLogic, which has a lot of the downstream capability to develop products, combining it with Aclara’s proprietary technology and taking it into a market where we have much-expanded horizons. There are about 40,000 new HIV patients in the United States each year, and about 1 million new cancer patients, so quite a large opportunity there.

I think we’ll be more explicit on milestones after the merger closes, but you can see here in the HIV business there’ll be continued growth in science and new tests that we’ll come out with next year. In the oncology business, we’ll be validating the first patient products, working with drug companies, announcing those, and continuing to develop the science as we see it needs to be done. And all of this, I think, creates a great base for a leader in individualized medicine and a real major player here and we’re all very excited about that.

So that’s the end of the discussion. So let’s—I think we have a breakout in Music Box. So we can do that. Thank you very much.

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